     As filed with the Securities and Exchange Commission on February  27, 1998
                                                     Registration No. 333-44019

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                -----------------

                                AMENDMENT NO. 1

                                      TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                -----------------

                           KELLSTROM INDUSTRIES, INC.

             (Exact name of registrant as specified in its charter)

                 DELAWARE                                13-3753725
        (State or other jurisdiction of               (I.R.S. Employer
        incorporation or organization)               Identification No.)

                              14000 N.W. 4TH STREET
                             SUNRISE, FLORIDA 33325
                                 (954) 845-0427

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ZIVI R. NEDIVI
                           KELLSTROM INDUSTRIES, INC.
                              14000 N.W. 4TH STREET
                             SUNRISE, FLORIDA 33325
                                 (954) 845-0427

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------
                                    Copy to:

                             RICHARD H. GILDEN, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

                                 ---------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[  ] -------------

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
   SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED FEBRUARY  , 1998
                           KELLSTROM INDUSTRIES, INC.


 $54,000,000 Principal Amount of 5 3/4% Convertible Subordinated Notes due 2002

                   (Interest Payable April 15 and October 15)

                        2,996,811 Shares of Common Stock

                                ---------------

      This Prospectus relates to (i) $54,000,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2002 (the "Notes") of Kellstrom Industries, Inc., a Delaware corporation ("Kellstrom" or the "Company"), (ii) 1,963,636 shares of common stock, par value $.001 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (the "Note Shares"), (iii) 758,785 shares of Common Stock which are initially issuable upon the exercise of warrants, including warrants held by certain affiliates of the Company (the "Warrants"), having exercise prices ranging from $5.00 to $22.00 previously issued by the Company expiring between April 15, 2000 and January 15, 2004, plus such additional indeterminate number of shares of Common Stock as may become issuable upon exercise of the Warrants as a result of anti-dilution provisions (the "Warrant Shares") and
(iv) 274,390 additional shares of Common Stock owned by a certain stockholder (the "Additional Shares", and together with the Note Shares and Warrant Shares, the "Shares"). The Notes and the Shares that are being registered hereby are to be offered for the account of the holders thereof (the "Selling Securityholders"). The Notes were initially acquired from the Company by BT Alex. Brown Incorporated (the "Initial Purchaser") in October and November
1997 in connection with a private offering. See "Description of the Notes."


      The Notes are convertible into Common Stock of the Company at any time prior to maturity, unless previously redeemed, at a conversion price of $27.50 per share, subject to adjustments. The reported last sale price of the Common Stock on the Nasdaq National Market on February 26, 1998, was $24.00 per share. The Common Stock is traded under the symbol "KELL."

      The Notes are not redeemable by the Company prior to October 15, 2000. Thereafter, the Notes will be redeemable on at least 15 days' prior notice at the option of the Company, in whole or in part, at any time, at the redemption prices set forth in this Prospectus, in each case together with accrued interest. Subject to certain restrictions and conditions, the Notes may also be redeemed at the option of the holder if there is a Change in Control (as defined herein) at 100% of the principal amount thereof, subject to adjustment in certain events as defined herein, together with accrued interest. See "Description of Notes -- Optional Redemption by the Company" and "--Repurchase at Option of Holders Upon Change in Control." The Notes are not entitled to any sinking fund. The Notes will mature on October 15, 2002.



      The Notes are general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein). At December 31, 1997, the Company had approximately $19.1 million of indebtedness outstanding that constituted Senior Indebtedness. See "Description of Notes -- Subordination of Notes" and "Risk Factors."

      The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Initial Purchaser has advised the Company that it is currently making a market in the Notes as permitted by applicable laws and regulations. The Initial Purchaser, however, is not obligated to do so and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchaser. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

      The Notes and the Shares are being registered to permit public secondary trading of the Notes and Additional Shares and, upon conversion of the Notes, the underlying Note Shares, and upon exercise of the Warrants, the Warrant Shares, by the holders thereof from time to time after the date of this Prospectus. For a description of certain income tax consequences to holders of the Notes, see "Certain Federal Income Tax Considerations." The Company has agreed, among other things, to bear all expenses in connection with the registration statement of which this Prospectus forms a part.

      The Company will not receive any of the proceeds from sales of Notes or the Shares by the Selling Securityholders. The Notes and the Shares may be offered from time to time by the Selling Securityholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Selling Securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Shares as principals, any profits received by such broker-dealers on the resale of the Notes or Shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February    , 1998

                              AVAILABLE INFORMATION

      The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") under File No. 0-23764. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300 New York, New York 10048-1102 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of the above reports, proxy statements and other information may also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

      This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes and the Shares offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof:

        (a) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996;

        (b) The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively;

        (c) Proxy Statement used in connection with the Company's Annual Meeting of Shareholders held on August 28, 1997;

        (d) The Company's Current Report on Form 8-K filed January 24, 1997, as amended on Form 8-K/A filed March 7, 1997 and on Form 8-K/A(2) filed on March 31, 1997;

        (e) The Company's Current Report on Form 8-K filed September 24, 1997, as amended on Form 8-K/A, filed November 24, 1997 and Form 8-K/A2, filed February 27, 1998; and

        (f) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A dated April 1, 1994.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at:
Kellstrom Industries, Inc., 14000 N.W. 4th Street, Sunrise, Florida 33325, Attn:
Chief Financial Officer, (954) 845-0427.

                                   THE COMPANY

        The Company is a leader in the airborne equipment segments of the international aviation services after-market. Kellstrom's principal business is the purchasing, refurbishing (through subcontractors), marketing, reselling and leasing of aircraft jet engines, jet engine parts and commercial aircraft. Through its recent acquisition of the business of Aero Support USA Inc. ("Aero Support"), the Company is also a leading international after-market reseller of turbo-jet engines and turbo-jet engine parts for helicopters and large transport aircraft. The Company specializes in providing engines and parts for large turbo-fan engines manufactured by General Electric, CFMI, Pratt & Whitney and Rolls Royce. The engine types serviced and supplied by the Company comprise approximately 73% of the total world jet engine supply. The Company is an approved supplier to a global customer base comprised of major domestic and international airlines, original equipment manufacturers ("OEMs") and engine overhaul shops, including American, Delta, Lufthansa, Swissair and Singapore Airlines, Daimler-Benz, Pratt & Whitney and GE Aircraft Engine Services.

        The demand for after-market engines and engine parts is driven primarily by flying hours or cycles. Regardless of the profitability of the airline industry, parts must be serviced or replaced at scheduled intervals. As such, the demand for after- market parts is a function of the level of worldwide air traffic. According to an industry study issued in 1996 by Boeing Commercial Airplane Company Marketing, world air travel was projected to grow by 70% in the ten years ending in 2005.

        The aircraft engine and engine parts resale market is highly fragmented, characterized by a limited number of large suppliers with broad product offerings and numerous smaller competitors serving niche markets. Recently, the industry has undergone significant consolidation among both large suppliers and smaller competitors. The Company believes that only those companies with superior quality assurance programs, sophisticated information systems and adequate capital will succeed in this changing environment. The Company is an active participant in the industry consolidation, having completed acquisitions of two companies in 1997 with combined 1996 revenues of approximately $40 million.

        The Company is an industry leader in quality assurance. Kellstrom's management believes it is the first after-market aircraft engine and engine parts supplier to receive the ISO 9002 certification from the International Standards Organization ("ISO"), a quality assurance standard recognized throughout the world. In the current environment of heightened scrutiny of maintenance operations, airlines and maintenance facilities are reducing their supplier list to include only those which maintain the highest quality control and can provide instant access to the comprehensive history of any part. The Company's ISO 9002 certification and sophisticated optical tracking systems provide a significant competitive advantage in the marketplace.

RECENT DEVELOPMENTS

AERO SUPPORT ACQUISITION

        On September 10, 1997, Kellstrom completed the acquisition of the business of Aero Support pursuant to which a wholly owned subsidiary of Kellstrom acquired substantially all of the assets and liabilities of Aero Support (the "Aero Support Acquisition"). The consideration paid by the Company consisted of $13.8 million in cash (the "Cash Purchase Price") and three warrants. One warrant is for the purchase of 75,000 shares of Common Stock at an exercise price of $22.00 per share, expiring in three years. The other warrants are for the purchase of an aggregate of 175,000 shares of Common Stock at an exercise price of $19.00 per share, expiring in five years. Up to an additional $5.0 million cash consideration may be paid in the form of an earn-out payable over three years based upon the operating performance of the business acquired from Aero Support.

        In addition to the $2.1 million paid at closing, a portion of the Cash Purchase Price consisted of the issuance of (i) a promissory note in the aggregate principal amount of $9.0 million, which matured, and was paid, on September 17, 1997, bearing interest at the so called "prime" rate of interest charged from time to time by Barnett Bank, N.A. (Kellstrom's senior lender) on short term loans and (ii) two promissory notes in the aggregate principal amount of $2.7 million maturing January 15, 1998 and bearing interest at the same rate (the "Aero Support Promissory Notes"). The financing for payment of the Cash Purchase Price is being funded through the Company's $55.0 million revolving credit facility with Barnett Bank, N.A. (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility bear interest at .25% below the prime rate or at LIBOR plus 225 basis points and are secured by substantially all the assets of the Company.

        Aero Support was an international after market reseller of turbojet engines and engine parts for helicopters and large transport aircraft. Aero Support had a customer base that includes domestic and foreign operators, commercial and industrial enterprises and engine overhaul facilities. Its main product lines are distinct from those of Kellstrom. Aero Support's primary focus was on the Allison (Rolls Royce) T56/501 engine, which powers the military's Hercules C-130 aircraft, the most widely used para-military transport aircraft in the world, and the Allison 250, with 16,000 units actively in use by helicopters. During 1996, Aero Support served 495 customers worldwide from its headquarters in New York and its additional facility in Louisiana.

        Prior to the Aero Support Acquisition, the Company's business was focused exclusively on the commercial jet engine industry. With the addition of Aero Support's business, Kellstrom entered the large transport aircraft and commercial helicopter engine and engine parts markets.

AEROCAR ACQUISITION

        On October 14, 1997, the Company, through a wholly owned subsidiary, acquired from Aerocar Aviation Corp. ("Aerocar") a portfolio of commercial aircraft and jet engines, all of which are under operating leases (the "Aerocar Acquisition"). The leases expire beginning in early 1998 through spring of 2002. The consideration paid by the Company consisted of $20.3 million in cash. The Company funded the Aerocar Acquisition with a portion of the proceeds from the offering of the Notes.

1997 RESULTS

        The Company recently announced the following results of operation and financial condition for the year ended, and as at, December 31, 1997:



                          KELLSTROM INDUSTRIES, INC.
                Consolidated Condensed Statement of Earnings

                                                                   Twelve Months
                                                                        Ended
                                                                    December 31,
                                                                         1997
                                                                    ------------
Net revenues                                                        $79,439,149
Cost of goods sold                                                   51,394,988
                                                                    -----------
    Gross profit                                                     28,044,161

Selling, general and administrative                                   8,877,598
Depreciation and amortization (including goodwill)                    1,555,673
                                                                    -----------
    Operating income                                                 17,610,890
Interest expense -- net of interest income                            3,991,212
                                                                    ------------
    Income before income taxes                                       13,619,678
Income taxes                                                          5,077,159
                                                                    -----------
    Net income                                                      $ 8,542,519
                                                                    ===========
    Net income per share -- basic                                   $      1.18

Weighted average number of shares -- basic                            7,266,534

Net income per share -- diluted                                     $       .95

Weighted average number of shares -- diluted                          9,394,439


                          KELLSTROM INDUSTRIES, INC.
                   Consolidated Condensed Balance Sheet

                                                                    December 31,
                                                                        1997
                                                                    ------------
Cash and equivalents                                                $    462,676
Accounts receivable, net                                              10,189,082
Inventory                                                             75,897,764
Other current assets                                                   6,714,644
                                                                    ------------
      Total current assets                                            93,264,166

Property, plant and equipment, net                                     5,027,096
Intangible assets, net                                                30,789,873
Other assets                                                           5,700,266
                                                                    ------------
      Total assets                                                  $134,781,401
                                                                    ============

Accounts payable and accrued expenses                               $ 11,180,725
Current portion of notes payable and other current liabilities         7,838,800
                                                                    ------------
      Total current liabilities                                       19,019,525

Long-term debt and other long-term liabilities                        65,849,956
                                                                    ------------
Total liabilities                                                     84,869,481

Stockholders' equity                                                  49,911,920
                                                                    ------------
      Total liabilities and stockholders' equity                    $134,781,401
                                                                    ============

        Revenues increased by 219% to $79,439,149 for the year ended December 31, 1997, compared to $24,921,587 for the year ended December 31, 1996. Of this increase, approximately $21 million was internal growth and the remaining growth resulted from the IASI Acquisition (as defined under the caption "Risk Factors -- Growth Strategy and Risks Relating to Acquisitions") and the Aero Support Acquisition.

                                  RISK FACTORS

        This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected or contemplated in the forward-looking statements as a result of certain of the risk factors set forth below and incorporated by reference in this Prospectus. In addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Notes or the Shares.

RISK FACTORS RELATED TO THE COMPANY

        Limited Operating History; Potential Fluctuations in Operating Results. The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. Although the Company has historically experienced increasing net sales, the Company may experience significant fluctuations in its net sales, gross margins and operating results in the future, both on an annual and a quarterly basis, caused by various factors, including general economic conditions, specific economic conditions in the commercial aviation industry, the availability, package size and price of surplus aviation material, the size and timing of customer orders, returns by and allowances to customers and the cost of capital to the Company. In a strategic response to a changing, competitive environment, the Company may elect from time to time to make certain pricing, product or marketing decisions, and any such decisions could have a material adverse effect on the Company's periodic results of operations, including net sales and net income from quarter to quarter. A large portion of the Company's operating expenses are relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers with respect to the sale of engines or aircraft parts, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and upon its discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. Therefore, comparisons of recent net sales and operating results of the Company should not be taken as indicative of the results of operations that can be expected in the future. There can be no assurance that the net sales and operating results of the Company will continue at their current levels or will grow, or that the Company will be able to achieve sustained profitability on a quarterly or annual basis.

        Management of Growth. The Company has recently experienced significant expansion that has placed substantial demands upon its management, systems and resources, finance and administrative operations. The Company's ability to manage its future growth, if any, will require the Company to continually improve its financial and management controls, reporting systems and procedures on a timely basis, implement new systems as necessary and expand, train and manage its workforce. There can be no assurance that the Company's controls, systems or procedures will continue to be adequate to support the Company's operations. The failure of the Company's management to respond effectively to changing business conditions would have a material adverse effect upon the Company's business, operating results and financial condition.

        Growth Strategy and Risks Relating to Acquisitions. A key element of the Company's strategy involves growth through the acquisition of additional inventories of aircraft spare parts and the acquisition of other companies, assets or product lines that would complement or expand the Company's existing aircraft spare parts redistribution and inventory management services business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable aircraft parts inventories, acquisition candidates and capital, and by restrictions contained in the Company's credit agreements. The Company completed the acquisition of substantially all of the assets and certain liabilities of International Aircraft Support, L.P. ("IASI") in January 1997 (the "IASI Acquisition") and the Aero Support Acquisition in September 1997. The process of seeking to integrate an acquired company's business into the Company's operations may result in ongoing and extraordinary operating difficulties and expenditures, may absorb significant management attention that would otherwise be available for the ongoing development of the Company's business and may result in charges against income. In addition, future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and financial condition. There can be no assurance that the Company will be able to consummate future acquisitions on satisfactory terms. The Company is currently evaluating a number of acquisition opportunities and is at varying stages of negotiation with respect to such acquisitions. No commitments or binding agreements have been entered into to date and accordingly no assurance can be given that any of the acquisitions currently being considered will be consummated. See "The Company -- Recent Developments."

        Uncertain Supply of Inventory. The Company obtains its inventories of aftermarket whole aircraft engines and engine components by purchasing surplus aircraft engines and components. There is not an organized market for surplus aircraft engines and components and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus aircraft engines and components in order to generate opportunities to purchase these materials. The market for bulk sales of surplus aircraft engines and components is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus aircraft engines in this manner successfully in the past, there can be no assurance that surplus inventories of the type containing engine components required by the Company's customers will be available on acceptable terms when needed in the future or that the Company will continue to compete effectively in the purchase of surplus materials.

        Dependence on Third-Party Aircraft Engine Repair Facilities. The Company is dependent on third-party Federal Aviation Administration ("FAA") certified repair facilities to perform repair services to bring surplus aircraft engines held for resale and certain engine components into a condition of airworthiness so that the Company can then sell such equipment to its customers. Third-party repair facilities experience heavy workloads or may allocate their resources to customers with which they have entered into long-term, regularly scheduled aircraft engine and airframe maintenance agreements and thereby delay the services to be provided to the Company.

        The repair facilities utilized by the Company are responsible for inspecting and certifying engines and aircraft parts to be of serviceable quality. The Company does not have direct control over the quality of repairs performed by such repair facilities or the accuracy of the airworthiness condition designated by such facility. It is possible that engines and aircraft parts could pass inspection by the Company, be sold by the Company and be incorporated into an aircraft, and subsequently be determined to be unsafe or in need of further repair. In such event, the FAA has the authority to take actions which may include the grounding of an aircraft which contains such parts. Additionally, the customer who purchased such engines or aircraft parts could demand a replacement engine or aircraft part. While the Company has insurance coverage to cover related losses, the effect of such a development on passenger confidence and customer relations could have a material adverse effect upon the Company.



        Customer Concentration. The Company's pro forma net sales to its five largest customers accounted for approximately 41% of total pro forma net sales for the year ended December 31, 1996 and 37% of total pro forma net sales for the nine months ended September 30, 1997. Specifically, for the year ended December 31, 1996, AAR Corp. and The AGES Group accounted for 23.2% and 18.7% of the Company's sales, respectively. In addition, for the nine months ended September 30, 1997, SwissAir and Lufthansa accounted for 12.4% and 12.2% of the Company's sales, respectively. In addition, certain significant customers vary from period to period as a result of the large unit prices associated with whole aircraft engine sales. The loss of, or significant curtailments of purchases by, the Company's significant customers could have a material adverse effect on the Company's business, financial condition and results of operations.



        Customer Credit Risks. The Company's inability to collect receivables from a substantial sale could adversely affect the Company's financial position and results of operations for a particular period although Company policy is to generally sell whole engines for cash at closing. Although Kellstrom's bad debt expense was less than 0.1% of sales for the years ended December 31, 1995 and 1996, the Company anticipates that it may incur greater bad debt losses in the future as its customer base grows and the Company experiences greater exposure to its customers as a result, in part, of the implementation of a program for the leasing of aircraft engines and airframes. There can be no assurance that the Company will not incur significant bad debt losses in the future.

        Dependence upon Key Personnel. The Company depends upon the efforts of the officers and directors of the Company. The loss of the services of such key personnel could have a material adverse effect on the Company's ability to successfully achieve its business objectives. Although each of the key employees has executed an employment agreement which prohibits him from competing against the Company for a specified period of time, there can be no assurance that such remedy will be available to the Company or that such protection will mitigate any losses incurred as a result of termination of employment.

        Product Liability. The Company's business exposes it to possible claims for personal injury or death which may result from the failure of an aircraft spare part sold by it or an engine or aircraft owned and leased by it. There can be no assurance that claims will not arise in the future or that such insurance coverage will be adequate. Although, the Company currently maintains product liabilitity insurance coverage in the amount of $300 million on an aggregate and per claim basis, there can be no assurance that such insurance coverage can be maintained in the future at an acceptable cost. Any such liability not covered by insurance could have a material adverse effect on the financial condition of the Company.



YEAR 2000

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has engaged a software consulting firm to replace its accounting and inventory management software programs to be Year 2000 compliant. The Company believes that by replacing these software programs, its software systems will be Year 2000 compliant. There can be no assurance, however, that replacing such software programs will result in Year 2000 compliant software systems.
The Company expects the conversion efforts to be completed by the end of 1999. Management does not expect the financial impact of making the required system changes to be material to the Company's consolidated financial position, results of operations or cash flows which are being funded through operating cash flows.


RISK FACTORS RELATED TO THE INDUSTRY

        Dependence on the Condition of the Airline Industry. Aircraft engine and engine parts pricing is impacted to a degree by the overall economic condition of the airline industry, which has historically been volatile. The demand for after-market engines and engine parts is driven primarily by flying hours or cycles. Regardless of the profitability of the airline industry, parts must be serviced or replaced at scheduled intervals. As such, the demand for after-market parts is a function of the level of worldwide air traffic. Additionally, factors such as the price of fuel affect the aircraft parts market, since older aircraft (into which aircraft parts are most often placed) become less viable as the price of fuel increases. The Company has not operated during a significant downturn in the aviation industry. During such a downturn, there may be reduced overall demand for engines and aircraft parts, lower selling prices for the Company's products, and increased credit risk associated with doing business with industry participants. There can be no assurance that economic and other factors which might affect the airline industry will not have an adverse impact on the Company's results of operations.

        Competition. The aviation parts after-market is highly competitive. Competition is based on product quality, the ability to provide needed parts quickly and price. The largest segment of the after-market is served by OEMs. However, the relatively high overhead and slow response times which characterize these large organizations can present a handicap in a fast-moving, price-sensitive marketplace. OEMs generally concentrate on selling new parts, leaving the market in serviceable and refurbished parts to other suppliers. OEM-manufactured new parts generally do not compete with refurbished parts.

        The largest resellers include companies such as AAR Corp. and AGES Group. There are approximately 10 to 15 midsize resellers including the Company. A large portion of the market revenue is generated by over 50 small after-market suppliers and brokers. As a result of industry consolidation, management expects that a number of these smaller operators will either be acquired or will have difficulty competing in this changing market. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, operating results and financial condition.

        In addition, the engine parts supply business has been reshaped by the widespread adoption of ILS -- the Inventory Locator Service. The ILS lists the availability of thousands of types of parts from brokers, distributors, repair facilities and airlines. The listing includes the quantity of parts available, the condition of the parts, when the parts are available and a contact for more information. The ILS has created a much freer flow of information concerning the supply and demand for particular parts. Dealers now must compete not only on the basis of their relationships with customers and knowledge regarding a potential source for products, but also on the quality of the parts available, the documentation tracing the history of the parts and the price.

        Government Regulation. The aviation industry is highly regulated in the United States by the FAA and the equivalent regulatory agencies in other countries. While the Company's reselling business is not regulated, the aircraft engines, engine components and airframe material which the Company sells to its customers must be accompanied by documentation which enables the customer to comply with applicable regulatory requirements. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company.

        Before engine components may be installed in an aircraft engine, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Engine components must also be traceable to sources deemed acceptable by such agencies. Although the Company believes it complies with the highest level of such regulatory standards, standards may change in the future, requiring engine components already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new engine components to be used in lieu of engine components already contained in the Company's inventory. In all such cases, to the extent that the Company has such engine components in its inventory, their value may be reduced.

RISK FACTORS RELATED TO THE NOTES

        Subordination. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. Under the Indenture (as defined), the Notes are subordinated to the Company's long-term debt and capital leases, any amounts outstanding under its line of credit and the Aero Support Promissory Notes. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations under the Notes. As of December 31, 1997, the Company had $19.1 million of indebtedness outstanding that constituted Senior Indebtedness.

        Absence of Public Market for the Notes; Restrictions on Transferability. The Notes are eligible for trading through the PORTAL market. Although the Initial Purchaser has informed the Company that it is currently making a market in the Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. In addition, such market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. If an active market for the Notes fails to be sustained, the trading price of such Notes could be materially adversely affected. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through The Nasdaq National Market.

        Limitation on Repurchase of Notes upon Change in Control. Upon the occurrence of a Change in Control (as defined) each holder of Notes may require the

Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event that maturity of Senior Indebtedness is accelerated as a result of a default under the applicable loan or similar agreement. See "Description of Notes -- Repurchase at Option of Holders upon Change in Control."

                       RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                 Year Ended December 31,                  Nine Months Ended September 30,
                         ----------------------------------------         -------------------------------
                                                        Pro Forma                           Pro Forma
                         1995            1996            1996(1)            1997             1997(2)
                         ----            ----            -------            ----             -------
Ratio of earnings
to fixed charges          2.8             7.2              2.3               4.2               3.3

        The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest on all indebtedness, including amortization of original issue discount and issue costs related to outstanding long-term debt.

----------------------


(1) Gives pro forma effect to the IASI Acquisition and the Aero Support Acquisition as if such acquisitions had been consummated as of January 1, 1996. See "The Company - - Recent Developments" and "Risk Factors -- Growth Strategy and Risks Relating to Acquisitions."

(2) Gives pro forma effect to the Aero Support Acquisition as if such acquisition had been consummated as of January 1, 1997. See "The Company -- Recent Developments" and "Risk Factors -- Growth Strategy and Risks Relating to Acquisitions."

                                 USE OF PROCEEDS

        The Company will not receive any of the proceeds from sales of the Notes or the Shares by the Selling Securityholders.

        The Company received net proceeds of approximately $51.9 million
(after deduction of the Initial Purchaser's discounts and offering expenses). Of such net proceeds, $26.4 million was used for the repayment of debt, $20.3 million was used in connection with the Aerocar Acquisition and the remainder was used for working capital purposes.

                             SELLING SECURITYHOLDERS

        The Notes were originally acquired from the Company by the Initial Purchaser on October 10, 1997. The Initial Purchaser has advised the Company that the Initial Purchaser resold the Notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the Notes and/or Note Shares pursuant to this Prospectus.

        The Notes and the Note Shares are being registered pursuant to the Registration Rights Agreement, dated October 10, 1997, between the Company and the Initial Purchaser (the "Registration Rights Agreement") which provides that the Company file the Registration

Statement with regard to the Notes and the Shares within 90 days of the latest date of original issuance of the Notes and keep such Registration Statement effective until the earlier of (i) the sale pursuant to the Registration Statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision. The Warrant Shares are being registered primarily pursuant to the terms of the Warrants which provide the holders of the Warrants the right to have the Warrant Shares included in registration statements filed by the Company, subject to certain terms and conditions set forth in the Warrants. The Additional Shares are being registered pursuant to an agreement between the holder of the Additional Shares and the Company pursuant to which, among other things, such holder agreed to exchange warrants to purchase 500,000 shares of Common Stock at an exercise price of $9.25 per share for the Additional Shares and the Company agreed to include the Additional Shares in the Registration Statement. Although none of the Selling Securityholders has advised the Company that it currently intends to sell all or any of the Notes or Shares pursuant to this Prospectus, the Selling Securityholders may choose to sell the Notes and/or Shares from time to time upon notice to the Company. See "Plan of Distribution."

        The following table sets forth certain information as of November 17, 1997 (except as otherwise indicated) as to the security ownership of the Selling Securityholders. Except as set forth below, none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

NOTES AND NOTE SHARES:

                                          PRINCIPAL AMOUNT                                                           SHARES OF
                                           OF DEBENTURES          PRINCIPAL           SHARES OF COMMON STOCK          COMMON
                                         BENEFICIALLY OWNED         AMOUNT              BENEFICIALLY OWNED             STOCK
                                         PRIOR TO OFFERING            OF                 PRIOR TO OFFERING          UNDERLYING
                                       ----------------------     DEBENTURES          ----------------------        DEBENTURES
NAME                                   AMOUNT         PERCENT     BEING SOLD            NUMBER       PERCENT        BEING SOLD
                                       ------         -------     ----------            ------       -------        -----------
Deutsche Morgan Grenfell (1) .        $2,750,000        5.1%       $2,750,000           100,000        1.3%          100,000
Maril & Co. (2) ..............        $  100,000          *        $  100,000             3,636          *             3,636
Massachusetts Mutual Life
Insurance Company (3) ........        $1,650,000        3.1%       $1,650,000            60,000          *            60,000
Massmutual Corporate Investors
(3) ..........................        $  350,000          *        $  350,000            12,727          *            12,727
Massmutual Participation
Investors (3) ................        $  200,000          *        $  200,000             7,272          *             7,272
Massmutual Corporate Value
Partners Limited (3) .........        $  800,000        1.5%       $  800,000            29,090          *            29,090
Massmutual High Yield Partners
LLC (3) ......................        $1,000,000        1.9%       $1,000,000            36,363          *            36,363
Delaware Group Premium Fund,
Inc. (4) .....................        $    9,000          *        $    9,000               327          *               327
Delaware Group Equity Funds V,
Inc. (4) .....................        $    5,000          *        $    5,000               181          *               181

                                                     PRINCIPAL AMOUNT                                                   SHARES OF
                                                         OF NOTES           PRINCIPAL        SHARES OF COMMON STOCK      COMMON
                                                    BENEFICIALLY OWNED        AMOUNT           BENEFICIALLY OWNED         STOCK
                                                    PRIOR TO OFFERING           OF              PRIOR TO OFFERING      UNDERLYING
                                                  ----------------------      NOTES           ----------------------      NOTES
NAME                                              AMOUNT         PERCENT    BEING SOLD         NUMBER       PERCENT    BEING SOLD
                                                  ------         -------    ----------         ------       -------    -----------
Delaware Group Global Dividend
and Income Fund, Inc. (4) .................     $    87,500         *      $    87,500           3,181        *           3,181
Delaware Group Dividend and
Income Fund, Inc. (4) .....................     $   173,500         *      $   173,500           6,309        *           6,309
Castle Convertible Fund, Inc. (5)..........     $   500,000         *      $   500,000          18,181        *          18,181
HBK Securities Ltd. (6)....................     $ 2,215,000       4.1%     $ 2,215,000          80,545        1%         80,545
HBK Finance L.P. (6).......................     $ 7,854,000      14.5%     $ 7,854,000         285,600      3.6%        285,600
HBK Offshore Fund Ltd. (6).................     $ 9,681,000      17.9%     $ 9,681,000         352,036      4.5%        352,036
Dean Witter Convertible Securities
Trust .....................................     $ 3,500,000       6.5%     $ 3,500,000         127,272      1.6%        127,272
Zazove Convertible Fund, L.P. .............     $   900,000       1.7%     $   900,000          32,727        *          32,727
AAM/Zazove Institutional Income
Fund, L.P. ................................     $ 1,600,000       3.0%     $ 1,600,000          58,181        *          58,181
McMahan Securities Co., L.P. ..............     $   850,000       1.6%     $   850,000          30,909        *          30,909
Delta Airlines Master Trust ...............     $ 2,000,000       3.7%     $ 2,000,000          72,727        *          72,727
Port Authority of Allegheny
County Retirement and Disability
Allowance Plan for the Employees
Represented by Local 85 of the
Amalgamated Transit Union .................     $ 1,000,000       1.9%     $ 1,000,000          36,363        *          36,363
Champion International
Corporation Master Retirement
Trust .....................................     $   900,000       1.7%     $   900,000          32,727        *          32,727
The Dow Chemical Company
Employees' Retirement Plan ................     $ 1,500,000       2.8%     $ 1,500,000          54,545        *          54,545
RJR Nabisco, Inc. Defined Benefit
Master Trust ..............................     $   800,000       1.5%     $   800,000          29,090        *          29,090
Calamos Investment Trust
Calamos Investment Fund ...................     $   800,000       1.5%     $   800,000          29,090        *          29,090
Associated Electric Gas &
Insurance Services ........................     $   500,000         *      $   500,000          18,181        *          18,181
Catholic Mutual Relief Society of
America ...................................     $   270,000         *      $   270,000           9,818        *           9,818
Catholic Mutual Relief Society
Retirement Plan & Trust ...................     $   200,000         *      $   200,000           7,272        *           7,272
Century National Insurance
Company ...................................     $   530,000         *      $   530,000          19,272        *          19,272
Other Selling Debentureholders (7).........     $11,275,000      20.9%     $11,275,000         410,014(7)    5.2%       410,014(7)



WARRANT SHARES:

                                                                   Shares of Common Stock      Shares of
                                                                     Beneficially Owned       Common Stock
                                                                      Prior to Offering        Underlying
                                                                   ------------------------   Per Warrants
NAME                                                                Number          Percent    Being Sold
                                                                    ------          -------   -------------
The Equitable Life Assurance
Society the United States (8)....................................   305,660           3.9%         305,660
Diversified Strategies Fund, L.P. (9)............................    28,918(10)        *             4,375(10)
Metropolitan Capital Advisors, L.P. (9)..........................     4,375(11)        *             4,375(11)
Metropolitan Capital Advisors International Limited (9)..........    33,250(12)        *            21,250(12)
Bedford Falls Investors, L.P. (9)................................   290,740(11)       3.7%          43,125(11)
Scoggin Capital Management, L.P. (9).............................    12,500            *            12,500



                                      -17-









Zvi Bar-On (13)(14)..............................................    75,000             *           75,000
Mordechai Markowicz (13).........................................    87,500           1.1%          87,500
Michael Navon (13)...............................................    87,500           1.1%          87,500
Helix Capital Services, L.L.C. (15)..............................     7,500             *            7,500
John Gleason (16)................................................    94,500(17)       1.2%          10,000
JW Charles Securities, Inc. (18) (3).............................    25,000             *           25,000
David Jordan (18)................................................    37,500             *           37,500
Barry Zelin (18).................................................    71,900             *           37,500

                                                                        SHARES OF COMMON STOCK
ADDITIONAL SHARES:                                                        BENEFICIALLY OWNED
                                                                           PRIOR TO OFFERING           SHARES OF
                                                                        ------------------------      COMMON STOCK
NAME                                                                      NUMBER         PERCENT        BEING SOLD
                                                                          ------         -------      -------------
General William Lyon (19)............................................    274,390           3.5%          274,390

-----------------------
*  Less than 1%

(1)  Information concerning this Selling Securityholder is as of December 4,
     1997.
(2)  Information concerning this Selling Securityholder is as of December 1,
     1997.
(3)  Information concerning this Selling Securityholder is as of November 20,
     1998.
(4)  Information concerning this Selling Securityholder is as of November 19,
     1997.
(5)  Information concerning this Selling Securityholder is as of November 21,
     1997.
(6)  Information concerning this Selling Securityholder is as of January 8,
     1998.
(7) Information regarding these persons or entities will be added by supplement to this Prospectus. The number of shares underlying these warrants includes an additional 14 shares which may be issued upon the conversion of the Notes in the event that ownership of the Notes is consolidated resulting in fewer fractional shares.
(8) On January 15, 1997, the Equitable Life Assurance Society of the United States ("Equitable") entered into a Securities Purchase Agreement with the Company, pursuant to which the Company issued and sold to Equitable $15,000,000 in aggregate principal amount of the Company's 11 3/4% Senior Subordinated Notes due 2004 and warrants to purchase 305,660 shares (subject to adjustment) of Common Stock at an exercise price equal to $10.00 per share.
          On October 10, 1997, Equitable and the Company entered into the Consent and Third Amendment whereby Equitable consented to (a) the issuance and sale of the Notes and (b) the redemption by the Company of $3,750,000 principal amount of notes held by Equitable at a redemption price equal to the principal amount of the notes so redeemed plus accrued and unpaid interest and a premium equal to 1% of the principal amount thereof.
          Information concerning this Selling Securityholder is as of November 18, 1997.
(9) The IASI Acquisition was partially financed from the proceeds of a $6,000,000 subordinated bridge loan according to an agreement by and among the Company, on the one hand, and Diversified Strategies Fund, L.P., Bedford Falls Investors, L.P., Metropolitan Capital Advisors, L.P., Metropolitan Capital Advisors International Limited and Scoggin Capital Management, L.P. ("Scoggin"), (collectively, the "Lenders"), on the other hand. The Lenders also obtained warrants to purchase an aggregate of 85,625 shares of Common Stock at an exercise price of $10 per share, which Common Stock is being registered hereby. Information concerning Scoggin is as of November 24, 1997. Information concerning the other Lenders is as of January 8, 1998.
(10) Metropolitan Capital Partners II L.P., as investment advisor, has sole voting and investment power with respect to these securities.
(11) Metropolitan Capital Advisors L.P., as general partner of Bedford Falls Investors, L.P., may also be deemed to beneficially own the shares of Common Stock and Warrants held by Bedford Falls Investors, L.P.
(12) Metropolitan Capital Partners III, L.P., as investment manager, has the sole voting and investment power with respect to these securities.
(13) On September 10, 1997, the Company completed the Aero Support Acquisition, described above under the caption "The Company - Recent Developments." Messrs. Bar-On, Markowicz and Navon were shareholders of Aero Support. The aggregate of 250,000 shares registered hereby underlie warrants obtained by Messrs. Bar-On, Markowicz and Navon as part of the consideration for the Aero Support Acquisition.
(14) Information concerning this Selling Securityholder is as of January 6,
     1998.
(15) The Company has engaged Helix Capital Services, L.L.C. ("Helix Services") to act as the Company's exclusive financial advisor with respect to merger and acquisition transactions and as principal financial advisor with respect to other transactions for an initial term of eighteen months commencing January 1, 1997. Under the terms of the agreement, Helix Services receives a monthly retainer of $25,000 and a success fee to be determined by the Company on a per transaction basis, that is not lower than 2% of the aggregate consideration paid in connection with the applicable transaction. The shares of Common Stock of Helix Services being registered hereby underly warrants obtained by Helix Services as a portion of the transaction fee relating to the Aero Support Acquisition. As a result of ownership interest helds by Zivi R. Nedivi, the Chief Executive Officer and President of the Company, and Yoav Stern, the Chairman of the Board of the Company, in Helix Services, it is anticipated that a substantial portion of transaction fees, if any, paid by the Company to Helix Services will in turn be distributed to Messrs. Nedivi and Stern. Monthly retainer payments under the engagement letter are in lieu of fees payable to Mr. Stern as Chairman of the Board of the Company. Information concerning this Selling Securityholder is as of January 7, 1998.
(16) This Selling Securityholder is the Executive Vice President, Treasurer and a Director of the Company.
(17) Includes 70,000 shares of Common Stock issuable upon currently exercisable options.
(18) This Selling Securityholder is registering shares underlying a warrant to purchase Common Stock at an exercise price of $8.75 per share.
(19) The consideration paid by the Company for the IASI Acquisition consisted of twenty five million dollars ($25,000,000) in cash, warrants issued to General William Lyon to purchase an aggregate of 500,000 shares of Common Stock, at an exercise price of $9.25 per share, and the assumption of certain debt of IASI. General William Lyon and his affiliates were the sole beneficial owners of all of the equity interests of IASI. Simultaneously with the filing of this Registration Statement, the 500,000 warrants were exchanged for 274,390 shares of Common Stock being registered hereby.

      Information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $54,000,000.

        Because the Selling Securityholders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the principal amount of Notes or shares of Common Stock that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

        The Notes and the Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses in connection with the registration of the Notes and the Shares covered by this Prospectus.

        The Company will not receive any of the proceeds from the offering of Notes and the Shares by the Selling Securityholders. The Selling Securityholders (and their donees and pledgees) may sell all or a portion of the Notes and Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or Shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or Shares for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Shares offered by them hereby will be the purchase price of such Notes or Shares less discounts and commissions, if any.

        The Notes and the Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        The outstanding Common Stock is publicly traded on the Nasdaq National Market and the Shares have been approved for listing upon official notice of issuance. The Initial Purchaser has informed the Company that it is making a market in the Notes; however, it is not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchaser. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market.

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




Accordingly, no assurance can be given as to the development or liquidity of any trading market that may develop for the Notes.

        The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealer, agents or underwriters and any profits realized by the Selling Securityholders on the resales of the Notes or the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

        The Notes were originally sold by the Company to the Initial Purchaser in October and November 1997 in a private placement. The Company agreed to indemnify and hold the Initial Purchaser harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the Notes by the Initial Purchaser. The Registration Rights Agreement and each of the warrants provides for the Company and the Selling Securityholders to indemnify each other against certain liabilities arising under the Securities Act.

        The Registration Statement has been filed by the Company pursuant to the Registration Rights Agreement. The Company has agreed to use its best efforts to keep the Registration Statement effective until the earlier of the date that is two years after the latest date of original issuance of the Notes and the date that either (x) all Note Shares have been sold under the Registration Statement or sold to the public under Rule 144 or (y) all Note Shares are saleable under Rule 144(k) under the Securities Act. The Registration Rights Agreement provides that the Company may suspend the use of this Prospectus in connection with the sales of Notes and Note Shares by holders for a period not to exceed 30 days in any three-month period, and not more than one time in any three-month period, under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay predetermined liquidated damages to those Selling Securityholders owning Notes or Note Shares who have requested to sell pursuant to the Registration Statement if the Registration Statement is not timely filed or if this Prospectus is unavailable for periods in excess of those permitted above. The Company has further agreed, if such failure to file or unavailability continues for an additional thirty-day period, to pay predetermined liquidated damages to all Selling Securityholders, owning Notes or Note Shares, whether or not such holder has requested to sell pursuant to the Registration

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




Statement. Expenses of preparing and filing the Registration Statement and all post-effective amendments will be borne by the Company.

        The Warrant Shares have been included in this Prospectus and the Registration Statement primarily pursuant to incidental registration rights included in such Warrants or otherwise upon agreement between the holder of such Warrants and the Company. The Additional Shares have been included in this Prospectus and the Registration Statement pursuant to an agreement between the holder thereof and the Company. Pursuant to such agreement, among other things, the holder agreed to exchange warrants to purchase 500,000 shares of Common Stock at an exercise price of $9.25 per share for the Additional Shares and the Company agreed to include the Additional Shares in the Registration Statement.

                              DESCRIPTION OF NOTES

        The Notes have been issued under an indenture, dated as of October 10, 1997 (the "Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"). A copy of the Indenture and the Registration Rights Agreement is available from the Trustee upon request by a registered holder of Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

        The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination of Notes," and convertible into Common Stock as described under " -- Conversion of Notes." The Notes will be limited to $54,000,000 in aggregate principal amount, (including $4,000,000 aggregate principal amount of Notes issued pursuant to the exercise of a portion of the Initial Purchaser's over allotment option) will be issued only in denominations of $1,000 or any multiple thereof and will mature on October 15, 2002, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

        The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly

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




leveraged transaction or a change in control of the Company except to the extent described under " -- Repurchase at Option of Holders upon Change in Control."

        The Notes bear interest at the rate of 5 3/4% per annum, payable on April 15 and October 15, commencing on April 15, 1998, to holders of record at the close of business on April 1 and October 1, respectively. However, with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below) during the period from the Record Date to (but excluding) the next succeeding Interest Payment Date, accrued interest shall be payable on the redemption date or Repurchase Date to the holder of the Note or portion thereof redeemed or repurchased. Notes converted after the Record Date and before the next succeeding Interest Payment Date are required to be accompanied by funds equal to the amount of interest payable on such succeeding Interest Payment Date on the principal amount so converted (see " -- Conversion of Notes" below). Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Principal and premium, if any, are payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in Richmond, Virginia, which shall initially be the office or agency of the Trustee.

        The Indenture is governed by and construed under the laws of the Commonwealth of Virginia. The Registration Rights Agreement is governed by and construed under the laws of the State of Delaware.

BOOK ENTRY, DELIVERY AND FORM

        The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

        Global Note, Book-Entry Form. The Notes offered hereby will be evidenced by a global note (the "Registered Global Note"), which will be deposited with, or on behalf of the Depository Trust Company, and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the Registered Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Purchasers of the Notes offered hereby may hold their interests in the Registered Global Note directly through DTC if such purchaser is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Registered Global Note to such persons may be limited.

        Persons who are not Participants may beneficially own interests in the Registered Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Registered Global Note, Cede for all purposes will be considered the sole holder of the Registered Global Note. Except as provided below, owners of beneficial interests in the Registered Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders thereof.

        Payment of interest on and the redemption price of the Registered Global Note will be made to Cede, the nominee of DTC, as the registered owner of the Registered Global Note, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Registered Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Registered Global Note, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Registered Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Registered Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

        Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

        Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Registered Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take

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




actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Registered Global Note are credited and only in respect of the principal amount of the Notes represented by the Registered Global Note as to which such Participant or Participants has or have given such direction.

        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its Participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchaser. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Registered Global Note among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Registered Global Note. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Registered Global Notes.

        Certificated Notes. Holders of Notes may request that their Notes be issued in certificated form, and may request at any time that their interest in a Registered Global Note be exchanged for a Note in certificated form. Certificated Notes may be issued in exchange for Notes represented by the Registered Global Note if no successor depositary is appointed by the Company as set forth above under " -- Global Note, Book-Entry Form."

CONVERSION OF NOTES

        The holders of Notes will be entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock, at the conversion price $27.50 per share, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes.

        If any Notes not called for redemption are converted after a Record Date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an Interest Payment Date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the fifth business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

        The initial conversion price of $27.50 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such

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




all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding on the Record Date for such distribution); (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and, if the cash and value of any other consideration included in such payment per share of Common Stock, exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

        No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

        In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or

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




substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.


        In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Federal Income Tax Considerations."

        The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Federal Income Tax Considerations."


OPTIONAL REDEMPTION BY THE COMPANY

        The Notes are not entitled to any sinking fund. At any time on or after October 15, 2000, all or any part of the Notes will be redeemable at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

        If redeemed during the 12-month period beginning October 15:

                                                  REDEMPTION
        YEAR                                         PRICE
        ----                                      ----------
        2000....................................... 102.30%
        2001....................................... 101.15%

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




and 100% at October 15, 2002; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant Record Date of the Notes being redeemed.

        If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

        The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price"), together with accrued and unpaid interest to, but excluding, the Repurchase Date; provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant Record Date of the Notes being repurchased.

        Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of such Notes must deliver to the Trustee on or before the Repurchase Date, written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

        A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

               (i) any Person (as defined in the Indenture) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares

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




        of capital stock of the Company entitled to vote generally in the election of directors;

               (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock); or

               (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the one-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the conversion price in effect on each such Trading Day, or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten

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




consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

        To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes upon a Change in Control.

        The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Initial Purchaser.

        The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect holders.

        The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes and also identify certain events that would constitute a change in control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements related to other Indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in

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




Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See " -- Subordination of Notes" below, "Risk Factors -- Subordination" and "Risk Factors -- Limitation on Repurchase of Notes upon Change in Control."

SUBORDINATION OF NOTES

        The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. The Notes are also effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. In addition, the Indenture requires that the Company promptly notify the Trustee upon becoming aware of any Event of Default. The Trustee, in turn, must notify the Noteholders within 90 days of acquiring actual knowledge of an occurrence of default, subject to certain conditions set forth in the Indenture.

        The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, lease payment or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

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        By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

        The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company.

        The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit), (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of such Person,
(d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor-against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations, excluding any operating leases the Company is currently (or may become) a party to, described in

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clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

        The term "Designated Senior Indebtedness" means the Company's indebtedness outstanding (as defined below) from time to time under its Revolving Credit Facility and the Senior Subordinated Indebtedness and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

        The term "Senior Subordinated Indebtedness" means the $11.25 million of senior subordinated debt of the Company held by the Equitable Life Assurance Society of the United States. The interest rate on the Senior Subordinated Indebtedness is 11.75% per annum, payable semi-annually. Principal on the indebtedness is payable in three equal annual installments beginning January 15, 2002.

        Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

        As of December 31, 1997, the Company had approximately $19.1 million of indebtedness outstanding that constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

        In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of

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




holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

        The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

        The following will be Events of Default under the Indenture: (i) default in the payment of any interest upon the Notes, continued for 30 days, (ii) default in the payment of principal or premium, if any, upon the Notes when due or in the payment of any redemption obligation, (iii) default by the Company or any subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money, which default shall have resulted in indebtedness aggregating more than $10 million, (iv) default by the Company with respect to indebtedness for borrowed money, which default results in the acceleration of such indebtedness in an amount exceeding $10 million, which indebtedness has not been discharged or such acceleration has not been rescinded or annulled for a period of 10 days, (v) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture, (vi) final judgments or orders are rendered against the Company or any of its subsidiaries which require the payment by the Company or any of its subsidiaries of an amount (to the extent not covered by insurance) in excess of $10 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings, and (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

        The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

        The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any

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




proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

        The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair the right to convert the Notes into Common Stock in any material respect, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding.

REGISTRATION RIGHTS

        The Company has agreed to file with the Commission the registration statement of which this Prospectus forms a part covering resales by holders of Notes and Common Stock issuable upon conversion of the Notes. The Company agreed to use its best efforts to keep the registration statement effective for two years from the latest date of original issuance of Notes. The Company will be permitted to suspend the use of this Prospectus during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay liquidated damages to all holders of Notes and all holders of Common Stock issued upon conversion of the Notes if this Prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement. The Company will pay all expenses of the registration statement, provide to each registered holder requesting to sell Notes or Note Shares copies of this Prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and the Note Shares. A holder who sells the Notes pursuant to the registration statement generally will be required to be named as a selling stockholder in a Supplement to this Prospectus and to deliver a Prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

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CONCERNING THE TRUSTEE

        First Union National Bank, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

                          DESCRIPTION OF WARRANTS

        Of the Warrants, warrants to purchase 305,660 shares of Common Stock have an exercise price equal to $10.00 per share and are exercisable until January 15, 2004; warrants to purchase 75,000 shares of Common Stock have an exercise price of $10.00 per share and are exercisable until April 15, 2000; warrants to purchase 180,250 shares of Common Stock have an exercise price of $19.00 per share and are exercisable until September 9, 2002, warrants to purchase 77,250 shares of Common Stock have an exercise price of $22.00 per share and are exercisable until September 9, 2000; warrants to purchase 10,000 shares of Common Stock have an exercise price of $5.00 per share and are exercisable until April 11, 2001; and warrants to purchase 100,000 shares of Common Stock have an exercise price of $8.75 per share and are exercisable until April 11, 2001.

        The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company. However, no Warrant is subject to adjustment for issuances of Common Stock at a price below the exercise price of that Warrant, incuding the issuance of shares of Common Stock pursuant to the Company's stock option plans.



        Warrants to purchase 332,500 shares of Common Stock include the right to demand that the Company register for resale under the Securities Act the shares of Common Stock underlying the Warrants on one occasion and warrants to purchase 305,660 shares of Common Stock include the right to demand such registration on three occasions. In addition, of the Warrants, warrants to purchase 748,785 shares of Common Stock have incidental registration rights and warrants to purchase 10,000 shares of Common Stock have no registration rights.


                       FEDERAL INCOME TAX CONSIDERATIONS


        The following is a general summary of material United States federal income tax consequences relating to the purchase, ownership and disposition of a Note and of Common Stock into which the Note may be converted. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction, possibly with retroactive effect. This summary does not discuss other federal taxes (such as federal estate and gift taxes) or any state, local or foreign tax considerations, nor does it purport to address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar or investors that hold Notes or Common Stock as part of a hedge, straddle or conversion transaction. In addition, this summary deals only with Notes and Common Stock which are held as "capital assets" within the meaning of Section 1221 of the Code, and does not address the tax consequences to investors who hold their Notes or Common Stock through a partnership or other pass-through entity. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with respect to the statements made in this summary and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a Note or Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust if either (a) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions or (b) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter. The term "Non-U.S. Holder" shall mean the beneficial owner of a Note or Common Stock other than a U.S. Holder.

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        PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE NOTES.

TAXATION OF U.S. HOLDERS

        Payments of Interest. The payment of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's usual method of accounting for federal income tax purposes. The Notes were not issued with "original issue discount" within the meaning of the Code.

        Disposition of Notes or Common Stock. A U.S. Holder of a Note generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Note measured by the difference between (i) the amount realized (except to the extent the amount is attributable to accrued interest not previously included in income, which amount generally will be taxable as ordinary income) and (ii) the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will be equal to the cost of the Note to the holder increased by the amount of any market discount previously taken into income by the holder and reduced (but not below zero) by the amount of any bond premium amortized by the holder. See "- Market Discount" and "- Acquisition Premium", below.

        In general, each U.S. Holder of Common Stock into which the Notes have been converted will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock under rules similar to those applicable above. However, special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend.

        Subject to the market discount rules discussed below, the gain or loss on the disposition of Notes or Common Stock generally will be treated as capital gain or loss. The Taxpayer Relief Act of 1997 (the "1997 Act"), which was enacted August 5, 1997, includes substantial changes to the U.S. federal income taxation of capital gains recognized by noncorporate U.S. Holders. With respect to noncorporate U.S. Holders, the maximum effective federal income tax rate applicable to capital gains recognized on the disposition of Notes or Common Stock is 20% if the Notes or Common Stock were held for more than 18 months at the time of disposition, and 28% if the Notes or Common Stock were held for more than 12 months but not more than 18 months at the time of disposition. Capital gain or loss on the disposition of Notes or Common Stock by corporate U.S. Holders will be long-term capital gain or loss if the Notes or Common Stock were held for more than one year at the time of the disposition. For

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




the holding period of Common Stock acquired through conversion of a Note, see discussion under "- Conversion of a Note into Common Stock", below. U.S. Holders are urged to consult their own tax advisers regarding the taxation of gains or losses realized on the disposition of Notes or Common Stock.

        Market Discount. Subject to a de minimis exception, a holder of a Note acquired at a market discount generally will be required to treat as ordinary income any gain recognized on the disposition of the Note (including certain nontaxable dispositions such as a gift) or on the receipt of a principal payment to the extent of the accrued market discount on the Note at such time. For this purpose, the market discount on a Note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the holder's tax basis in the Note. In general, market discount on a Note will be treated as accruing on a ratable basis over the term of the Note or, at the election of the holder, under a constant yield method. A holder of a Note acquired at a market discount may also be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction. The foregoing rules will not apply if the holder elects to include accrued market discount in income currently. If a holder acquires a Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount with respect to the Note through the date of the conversion should be treated, under regulations to be issued, as ordinary income on the disposition of the Common Stock.

        Acquisition Premium. A holder that purchases a Note for an amount in excess of its principal amount may be entitled to elect to treat a portion of such excess as "amortizable bond premium," which will (i) reduce the amount required to be included in the holder's income each year as interest on the Note by the amount of such premium allocable to that year based on the Note's yield to maturity and (ii) reduce the tax basis of the Note by the amount of such premium allocable to such year. However, the value of the conversion feature of the Notes would be subtracted from the cost of the Note in determining the amount of any amortizable bond premium. An election to amortize bond premium would apply to all debt instruments held by the holder at the beginning of the taxable year to which the election applies or thereafter acquired by the holder.

        Conversion of a Note into Common Stock. In general, a U.S. Holder will not recognize gain or loss on conversion of a Note solely into Common Stock of the Company pursuant to the terms of the conversion right of the Notes, except with respect to cash received in lieu of a fractional share. The holding period of the Common Stock received by the U.S. Holder upon conversion of a Note generally will include the period during which the Note was held prior to the conversion. The U.S. Holder's aggregate tax basis in the Common Stock received upon conversion of a Note generally will equal the U.S. Holder's aggregate tax basis in the Note exchanged (reduced by the portion allocable to cash received in lieu of a fractional share). For the tax basis of a Note, see discussion under "- Disposition of Notes or Common

                                      -39-





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Stock", above. Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share. On the basis of a published ruling of the IRS, a U.S. Holder generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis allocable to the fractional share. U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Notes into Common Stock, in particular in the case of the conversion of a Note into Common Stock after a record date for the payment of interest but prior to the next succeeding interest payment date.

        Adjustment to Conversion Price. The Indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances pursuant to the antidilution provisions of the Indenture, and may be reduced at the discretion of the Company. Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of the Company's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the Common Stock may be taxable to the U.S. Holders as a dividend distribution. In such a case, U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Generally, a holder's tax basis in a Note will be increased by the amount of any such constructive dividend. Similarly, a failure to adjust the conversion price of the Notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of Common Stock. Holders of the Notes are advised to consult their tax advisors with respect the potential of taxable constructive dividend distributions upon such conversion price modifications.

        Distributions with Respect to Common Stock. In general, distributions made by the Company with respect to Common Stock will constitute dividends for federal income tax purposes and will be taxable to a holder as ordinary income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the Common Stock, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such holder upon the sale, exchange or redemption of such Common Stock. Any such distributions in excess of the U.S. Holder's tax basis in the Common Stock generally will be treated as capital gain to the U.S. Holder. For treatment of capital gains, see discussion under the caption "-- Disposition of Notes or Common Stock," above.

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        Subject to certain limitations, to the extent that distributions made by the Company are treated as dividends, a U.S. Holder of Common Stock that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under
Section 243 of the Code equal in amount to 70% of the dividends paid out of such earnings and profits (the "Dividends Received Deduction"). With respect to Common Stock considered to be "portfolio stock" as defined in Section 246A of the Code, the Dividends Received Deduction will be reduced to the extent that the Common Stock constitutes "debt financed portfolio stock." In addition, under certain circumstances, the receipt of a dividend on the Common Stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the Common Stock to be reduced by the untaxed portion of the dividend and could result in gain recognition pursuant to Section 1059 of the Code.

        Constructive Sale of Notes or Common Stock. Pursuant to the 1997 Act, a U.S. Holder generally will be required to recognize gain with respect to an "appreciated financial position" upon entering into certain transactions, including, but not limited to, a short sale, certain offsetting notional principal contracts or certain forward or future contracts, with respect to the "appreciated financial position." Both the Notes and the underlying Common Stock should constitute "appreciated financial positions" if gain would be recognized were such instruments sold for their fair market value.

TAXATION OF NON-U.S. HOLDERS

        Payments of Interest. The payment of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not taxable as effectively connected with a United States trade or business of the Non-U.S. Holder and provided that the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank receiving interest on a loan entered into in the ordinary course of business, and (iv) either (a) provides a Form W-8 (or suitable substitute form) signed under penalties of perjury that includes its name and address and certifies he, she or it is not a "United States person" (as defined in the Code) in compliance with applicable law and regulations, or (b) deposits the Note with a securities clearing organization, bank or financial institution that holds customers' securities in the ordinary course of its trade or business and which holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-U.S. Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof. For this purpose, the Non-U.S. Holder of Notes would be deemed to own constructively the Common Stock into which it could be converted.

        Under recently adopted Treasury regulations, which generally are effective for payments made after December 31, 1998 (the "New Regulations"), and subject to certain exceptions, the certification described in clause (iv) above may also be provided by a qualified intermediary on behalf of one or more beneficial owners of the payments of interest (or other intermediaries), provided such intermediary has entered into a withholding agreement with the IRS and certain conditions are met. Non-U.S. Holders of the Notes are advised to consult their tax advisors with respect to their qualification for the portfolio interest exemption and the steps necessary to comply with such exemption.

        Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest on a Note if such interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above generally will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under the New Regulations, the Forms 1001 and 4224 will be replaced by a new Form W-8. Under the New Regulations, a non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number and make certain certifications. Special procedures are provided in the New Regulations for payments through qualified intermediaries. In addition, under the New Regulations, in the case of a Non-U.S. Holder that is fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the certification requirements generally would be applied to each of the ultimate beneficial owners of the entity. Non-U.S. Holders are advised to consult their tax advisors regarding the effect, if any, of the New Regulations.

        Conversion of a Note into Common Stock. In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a
Note into Common Stock by a Non-U.S. Holder except, with respect to the receipt of cash in lieu of fractional shares by Non-U.S. Holders upon conversion of a Note, where any one of the four exceptions described below under " -- Disposition of Notes or Common Stock" is applicable. In addition, under certain circumstances, the extent to which the fair market value of the Common Stock received upon conversion is attributable to accrued interest will be treated as ordinary interest income taxable as described above under " -- Payments of Interest."

        Disposition of Notes or Common Stock. A Non-U.S. Holder of the Note (or the Common Stock into which it was converted) generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the Note (including the receipt of cash in lieu of fractional shares upon conversion of the Note to Common Stock), unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or (iv) the Company is a United States real property holding corporation. The Company does not believe that it is, or is likely to become, a United States real property holding corporation. To the extent that the amount of cash and the fair market value of any property received upon the sale or other disposition of Notes or Common Stock is attributable to the payment of accrued interest, in the case of a sale or other disposition of Notes, or is deemed a dividend distribution, in the case of a sale or other disposition of Common Stock, the Non-U.S. Holder may be subject to tax on such cash or other property as described above under "- Payments of Interest" or as described below under "-Distributions with respect to Common Stock," respectively

        Distributions with Respect to Common Stock. To the extent distributions made by the Company are treated as dividends (as described above under "U.S. Holders -- Distributions with Respect to Common Stock"), a Non-U.S. holder will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under an applicable income tax treaty) on dividends paid (or deemed paid, as described above under " -- Adjustment to Conversion Price") on Common Stock, unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payor. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding rules discussed below and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the New Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate generally would be required to provide a Form W-8 (or suitable substitute form) certifying such Non-U.S. Holder's entitlement to benefits under the treaty. Special procedures are provided in the New Regulations for payments through qualified intermediaries. In addition, under the New Regulations, in the case of a Non-U.S Holder that is fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the certification requirements generally would be applied to each of the ultimate beneficial owners of the entity. Non-U.S. Holders are advised to consult their tax advisors regarding the effect, if any, of the New Regulations.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        U.S. Holders. Under current United States federal income tax law, U.S. Holders of Notes or Common Stock will be subject to information reporting and, under certain circumstances, may be subject to "backup withholding" at the rate of 31% in respect to payments of principal, interest and dividends made to, and the proceeds of disposition of Notes or Common Stock by, certain noncorporate U.S. Holders. Generally, the backup withholding rules will apply only if the U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN") to the payer, (ii) furnishes such payor with an incorrect TIN, (iii) is notified by the IRS that it has failed to report properly interest, dividends or other "reportable payments" as defined by the Code, or (iv) under certain circumstances, fails to provide such payor or the U.S. Holder's securities broker with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain U.S. Holders of the Notes, including payments to certain exempt recipients (such as corporations and exempt organizations). The amount of backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund provided the required information is furnished to the IRS.

        Non-U.S. Holders. The Company must report annually to the Service and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax (pursuant to a tax treaty or the exceptions described above).

        Backup withholding at a rate of 31% and information reporting generally may apply to payments of principal, interest and premium (if any) if the payee fails to certify under penalties of perjury that it is not a U.S. person, provided the payor does not have actual knowledge that the holder is a United States person. Dividends paid to Non-U.S. Holders that are subject to the 30% withholding tax described above or that are subject to treaty reduction generally will be exempt from United States backup withholding tax.

        Payment of the proceeds of the sale or other disposition of Notes or Common Stock to or through a United States office of a broker, U.S. or foreign, will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption (provided the broker does not have actual knowledge that the holder is a U.S. Person or that the conditions of any other exemption are not, in fact, satisfied). Payment of the proceeds of the sale of Notes or Common Stock to or through a foreign office of a foreign broker that is not a "U.S. related person" generally will not be subject to information reporting or backup withholding tax. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business. In the case of the payment of proceeds from the disposition of Notes to or through a foreign office of a broker that is either a United States person or a related person, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax, provided that the required information is furnished to the IRS.

        With respect to payments made after December 31, 1998, the New Regulations, subject to certain transition rules, alter the foregoing rules in certain respects. Those regulations provide presumptions under which a Non-U.S. Holder is subject to information reporting and backup withholding at the rate of 31% unless the Company receives certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided (i) directly by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of such entity, or (iii) certain qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

        Holders of Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                                  LEGAL MATTERS

        The validity of the issuance of the Notes and Shares offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York.

                                     EXPERTS

        The financial statements of the Company as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1996, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of International Aircraft Support as of December 31, 1996 and for the year then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1996, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of International Aircraft Support as of December 31, 1995 and for the year then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1996, have been so incorporated in reliance upon the report of Ernst & Young LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of Aero Support USA, Inc. as of December 31, 1996 and for the year ended, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K, filed September 23, 1997, as amended on Form 8-K/A, filed November 24, 1997, have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

================================================================================


        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                -----------------


              TABLE OF CONTENTS

                                        Page
                                        ----
Available Information......................2
Incorporation of Certain Documents
by Reference...............................3
The Company................................5
Risk Factors...............................8
Ratio of Earnings to Fixed Charges........15
Use of Proceeds...........................15
Selling Securityholders...................15
Plan of Distribution......................20
Description of Notes......................22
Description of Warrants...................37
Federal Income Tax Considerations.........37
Legal Matters.............................45
Experts...................................46



           KELLSTROM INDUSTRIES,
                    INC.

        $54,000,000 PRINCIPAL AMOUNT
           OF 5 3/4% CONVERTIBLE
                SUBORDINATED
               NOTES DUE 2002

              2,996,811 SHARES
              OF COMMON STOCK



            ____________________

                 PROSPECTUS
            ____________________


                   , 1998


              ________________

      --------------------------------

================================================================================
                                      -47-

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the Company's estimates (other than the Securities and Exchange Commission registration fee and the NASDAQ additional listing fee) of the expenses in connection with the issuance and distribution of Notes and the Shares being registered:

Securities and Exchange Commission registration
fee.......................................................   $22,732
NASDAQ additional listing fee.............................   $22,500
Printing and engraving expenses...........................   $ 3,000
Legal fees and expenses...................................   $20,000
Accounting fees and expenses..............................   $ 7,000
                                                              ______
Transfer agent and registrar fees.........................   $ 5,000
Miscellaneous expenses....................................   $ 3,000
                                                              ______
        Total.............................................   $83,232
                                                              ======



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article TENTH of the Company's Restated Certificate of Incorporation and Article VIII of the Company's By-Laws contain provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. The Company has also entered into indemnification agreements with its directors and officers based on the indemnification provisions in Section 145.

        The Company carries a directors' and officers' liability insurance policy which provides for payment of certain liability claims and the related expenses of the Company's directors and officers in connection with threatened, pending, or completed actions, suits or proceedings against them in their capacities as directors and officers, in accordance with the Company's By-laws and the General Corporation Law of Delaware.

ITEM 16. EXHIBITS.

                                    EXHIBITS

4.1  Form of Common Stock certificate (1)

4.2 Indenture, dated as of October 10, 1997, by and between the Company and The First Union National Bank (2)

4.3  Form of Note (included in Exhibit 4.2)

4.4 Registration Rights Agreement dated as of October 10, 1997 by and between the Company and BT Alex. Brown Incorporated (3)

5. Opinion of Fulbright & Jaworski L.L.P. with respect to the legality of the securities being registered(4)

12.  Statement re: calculation of ratio of earnings to fixed charges(4)

23.1 Consent of KPMG Peat Marwick LLP(4)

23.2 Consent of KPMG Peat Marwick LLP(4)

23.3 Consent of Ernst & Young LLP(4)

23.4 Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5 to this Registration Statement)

24.  Power of Attorney (included on signature page)(4)

25.  Statement of Eligibility of the Trustee on Form T-1(4)

---------------------------------

(1) Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (No. 33- 75750) and incorporated herein by reference.
(2) Filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997 and incorporated herein by reference.
(3) Filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997 and incorporated herein by reference.

(4) Previously filed.

Item 17. Undertakings.

       (a)   The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

       provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED, IN NEW YORK, NEW YORK ON THE 27TH DAY OF FEBRUARY 1998.


                                          INDUSTRIES, INC.

                                          By: /s/ Zivi R. Nedivi
                                              ---------------------------------
                                                  ZIVI R. NEDIVI
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zivi R. Nedivi and Michael Wallace, his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

        In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:


               Signature                            Title                            Date
               ---------                            -----                            ----
              *                              Chairman of the Board              February 27, 1998
-------------------------------------------  of Directors
YOAV STERN

              *                              President and Chief                February 27, 1998
-------------------------------------------  Executive Officer;
ZIVI R. NEDIVI                               Director (Principal
                                             Executive Officer)
/s/ Michael Wallace                          Chief Financial Officer            February 27, 1998
-------------------------------------------  (Principal Financial and
MICHAEL WALLACE                              Accounting Officer)

              *                              Director                           February 27, 1998
-------------------------------------------
JOHN S. GLEASON

              *                              Director                           February 27, 1998
-------------------------------------------
NIV HARIZMAN

              *                              Director                           February 27, 1998
-------------------------------------------
DAVID MITCHELL

* By: /s/ Michael Wallace
-----------------------------
          MICHAEL WALLACE
          As Attorney-in-Fact


                                  EXHIBIT INDEX



Exhibit
Number                Exhibit
-------               -------
4.1            Form of Common Stock certificate (1)

4.2            Indenture, dated as of October 10, 1997, by and between the Company and
               First Union National Bank (2)

4.3            Form of Note (included in Exhibit 4.2)

4.4            Registration Rights Agreement dated as of October 10, 1997 by and between the Company and BT Alex. Brown Incorporated (3)

5.             Opinion of Fulbright & Jaworski L.L.P. with respect to the legality of the securities being registered (4)

12.            Statement re: calculation of ratio of earnings to fixed charges (4)

23.1           Consent of KPMG Peat Marwick LLP (4)

23.2           Consent of KPMG Peat Marwick LLP (4)

23.3           Consent of Ernst & Young LLP (4)

23.4           Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5 to this
               Registration Statement).

24.            Power of Attorney (included on signature page) (4)

25.            Statement of Eligibility of the Trustee on Form T-1 (4)


---------------------------------
(1) Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (No. 33- 75750) and incorporated herein by reference.
(2) Filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997 and incorporated herein by reference.
(3) Filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997 and incorporated herein by reference.

(4) Previously filed.